Exhibit 99.60

Formation Capital Corporation

Management Discussion & Analysis

August 31, 2005 and August 31, 2004

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements of Formation Capital Corporation (the “Company”) for the period ended February 28, 2005.  This MD&A is prepared as of October 12, 2005.

Overview

Formation Capital Corporation (the “Company”) is a mineral exploration and development company listed on the Toronto Stock Exchange.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been operating a precious metals refining business, which we expect to become economically viable in the coming year. The Company’s main focus is currently centered on its flagship property, the Idaho Cobalt Project (the “ICP”), located in Lemhi County, Idaho, near the town of Salmon.

The ICP is now in the feasibility and permitting stage of development.  Management cannot ascertain with certainty when the mine permits could be expected, however it is anticipated, based on information received to date, that the permits will be granted within the next twelve months.  At such time, with sufficient financing in place, mine construction could commence.  This mine would be the only primary cobalt producer in the Western Hemisphere.

Formation Capital Corporation has four wholly owned subsidiaries. Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V. are engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties in the United States, Canada and Mexico respectively.  Formation Chemicals, Inc. owns and manages the Big Creek Hydrometallurgical Complex just outside of Kellogg, Idaho (the “Complex”).  The Complex originally consisted of three separate plants as well as the adjoining land and tailings facility.

The (36,000 sq. ft.) building holds the SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper, the autoclave circuits suitable for the extraction of cobalt (upon retro-fitting), and finally, the precious metals refining section of the plant, known as the Sunshine Precious Metals Refinery, currently processing silver under contract.  The Sunshine Precious Metals Refinery, the section of the Complex the Company has concentrated on operating, occupies approximately 10% of the floor space of the 36,000 sq ft facility.

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments.  In addition, we have highlighted key trends and uncertainties to the extent practicable.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources.  The following discussion should be read in conjunction with the Company’s audited consolidated financial statements for February 28, 2005 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries.  Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of the Congo, Zambia, Cuba and Russia, especially in those countries that are currently coping with armed conflicts.  While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as the re-chargeable battery sector, aerospace, high-tech, prosthetics, industrial high-temperature steels and environmental applications such as gas to liquids, oil desulphurization and hybrid-electric vehicles.  We also monitor cobalt-related consumption expenditures such as computers, cell phones, paints, radial tires and stove elements.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management’s focus on the following key areas:

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Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world’s growing cobalt market.

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Financing Income – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

In Management’s view, given the nature of the Company’s business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The following is a summary of the results of the Company’s operations and activities for its last two completed fiscal periods and financial years.

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the operation of a precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company’s current operations are conducted through joint venture entities.  The following is a brief discussion of the Company’s major mineral exploration and development projects:

Idaho Cobalt Project – Idaho, USA

The Company’s principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1994, where current extensive permitting efforts are underway.  The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims.  The Company has exercised its lease option agreement and now owns a 100% interest in these claims.  A drill program of 28 drill holes totaling 24,871 feet was successfully completed during the previous year which led to an updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada as summarized in the below table.  The Company has commenced and is currently drilling on the property.

Total Cobalt Project Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,606,194	0.59	0.51	0.014
Indicated	575,590	0.64	0.63	0.015
Total M&I	2,181,784	0.60	0.56	0.014
Inferred	1,505,563	0.58	0.87	0.016
Contained Metal		43.5 million lbs	50.0 million lbs	55,000 ounces

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.  An option agreement requires annual advance royalty payments of US$400 per claim to 2006.  During the year ended February 29, 2004 the Company amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.  A total of US$36,900 (2004 - US$33,900) has been paid to date to the optionor.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

Los Cocos – Mexico

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement due to difficulties in re-acquiring strategic core ground and the inability to reproduce previous operator’s data.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 that was completed in 2003.  The Company now has a 100% interest in the property.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.  During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho.  A total of US $21,000 (2004 - US $19,600) has been paid to date to the optionor.  Total purchase price of US $1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70%  interest in  certain  mineral  claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.  In the previous year the Company acquired back the 100% interest in the claims.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (satisfied).

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM, a corporation owned 50% by Cameco and 50% by Areva’s wholly owned subsidiary, Cogema, on the Virgin River project located in the Athabasca Basin of northern Saskatchewan.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Results of Operations August 31, 2005 and August 31, 2004

The consolidated loss for the quarter ended August 31, 2005 was $40,458 or ($0.00) per share compared with a loss of $853,094 also ($0.00) per share for August 31, 2004.  For the six month period ended August 31, 2005 the Company had a loss of $480,535 or ($0.00) compared to $1,023,091 for the corresponding period for 2004 ($0.01) per share.  The other income component increased over 130% for the six month period due to additional bank interest with higher rates available and the recognizing of silver call option income for the period.

General and administrative expenses totaled $728,482 for the period ended August 31, 2005.  This represents a decrease of 35% from the previous period with the 2004 loss including bonus payments, which boosted both accounting and audit along with administration fees.  The Company was also engaged in an advertising campaign that increased the advertising and promotion costs.  These additional costs in 2004 make the period ended August 31, 2005 more representative of what we expect the costs to be in future quarters.  The increase in financing costs, (reflecting the settlement of a lawsuit related to an uncompleted financing) legal fees, listing and filing fees, (reflecting the filing of specific SEC documentation) management fees, (additional expenses for Directors & Offices meetings) and office expenses were offset by a decrease for advertising and promotion and shareholder communications with the completion of a comprehensive corporate communications program.  The loss also includes non-cash items of $30,409 for depreciation expense, $40,349 for a gain on foreign exchange and $201,727 from the issuance of stock options to directors, employees and consultants which represents approximately 26% of the loss.

The Company transacts business and holds assets and liabilities in US dollars.  Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations.  Such fluctuations resulted in foreign exchange gains of $40,349 during the period ended August 31, 2005 compared to a loss of $9,633 in the previous period.

Capital Resources and Liquidity August 31, 2005 and August 31, 2004

The Company’s working capital as at August 31, 2005 was $9,865,773 compared with $14,170,195 at February 28, 2005. The decrease is mainly attributed to increased spending on the permitting and feasibility for the Idaho Cobalt project.

During the period ended August 31, 2005 the Company received $916,750 on exercise of 2,626,525 share purchase warrants and issued 125,000 common shares for gross proceeds of $18,750 on the exercise of stock options.

During the period ended August 31, 2004 the Company raised an additional $2,766,269 through the issuance of 9,150,199 share purchase warrants and issued 988,565 common shares for gross proceeds of $266,185 on the exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on the issuance of shares from the share compensation plan.

Mineral property expenditures for the period ended August 31, 2005 were $4,431,944, an additional $1,311,124 over the period ended August 31, 2004, which was $3,120,820.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $4,396,689 expended on permitting, feasibility and drilling during the period compared to $2,920,628 for the previous period.  Expenditures on capital assets (property, plant & equipment) were $560,368 compared to $1,257,053 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery during the period ended August 31, 2004.

The precious metals inventory valued at the lower of cost or net realizable value is $2,549,014 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery.  The prepaid expenses and deposits were slightly lower than at year end with the metallurgical testing and EIS contractors holding deposits offset by the return of the associated drilling contract deposits.

Accounts payable are higher commensurate with increased Company activity that included conducting permitting and mine feasibility work.  The $182,502 in accounts receivable is comprised of interest receivable from short term bank deposits and goods and services tax (GST) refunds.

Annual Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.  All dollar amounts are in Canadian Dollars.

For the Years Ended February 28/29	2005	2004	2003
Financial Results
Interest and Other Income	185,876	56,007	16,829
Net Loss	(2,589,485)	(1,560,287)	(765,316)
Loss per Share	(0.02)	(0.02)	(0.02)
Financial Position
Working Capital (deficiency)	14,170,195	10,634,399	(134,041)
Mineral properties	24,772,552	18,425,375	18,021,201
Total Assets	44,856,136	32,678,581	21,695,986
Share Capital	55,631,626	41,893,479	28,256,813
Deficit	(13,210,872)	(10,198,011)	(8,637,724)
Number of Common Shares Issued and Outstanding	159,212,058	120,486,544	59,391,106

As at August 31, 2005 there were 161,963,583 outstanding common shares, 6,533,435 outstanding stock options and 38,430,812 share purchase warrants outstanding and exercisable. As at October 12, 2005 there were no changes to the outstanding common shares, outstanding stock options or outstanding share purchase warrants.

Quarterly Financial Information

For the quarters ended 2006/2005	August 31	May 31	February 28	November 30

Interest and Other Income	164,030	83,917	29,455	48,585
Net Loss	(40,458)	(440,078)	(608,780)	(957,614)
Loss per Share	(0.00)	(0.00)	(0.01)	(0.01)

For the quarters ended 2005/2004	August 31	May 31	February 29	November 30

Interest and Other Income	53,383	54,453	53,660	1,560
Net Loss	(853,094)	(169,997)	(869,856)	(144,758)
Loss per Share	(0.00)	(0.00)	(0.01)	(0.00)

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain obligations with respect to mineral property expenditures and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,629,990 if certain of those agreements are terminated without cause or for good reason.

In addition, certain contractual obligations are due within the next five years relating to the office lease and equipment along with the writing of the environmental impact statement and feasibility study for the Idaho Cobalt project.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver.  At October 12, 2005 the Company had no outstanding call options related to its silver holdings.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are contained in Note 2 to the annual consolidated financial statements.

Risk Management

The nature of the mining industry involves significant risks.  Even with the Company’s careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated.  As such, it is impossible to guarantee that current or future exploration programs will establish reserves.  The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile.  To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry.  The Company cannot predict future policies and interpretations.  The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these higher standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding.  It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons.

Related Party Transactions

As at August 31, 2005 accounts payable include $1,929 (2004 - $1,618) due to directors and officers.

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited consolidated financial statements prior to their submission to the Board of Directors for approval.

Outlook

In the coming year the Company expects to focus the majority of its activities on the permitting and the completion of the bankable feasibility study for the Idaho Cobalt Project and the ramp-up of operations at the Sunshine Precious Metals Refinery.  We will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets.  Pending production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability.  In Management’s view, the Company’s cash position, may be sufficient to fund planned exploration and development and permitting expenditures and meet ongoing obligations as they become due.  As we move forward on the Environmental Impact Statement and eventual Record of Decision the Company will require mine construction financing consistent with the Bankable Feasibility Study expected in the late fall of 2005.

The Company has moved closer to its goal of becoming America’s sole integrated cobalt miner and refiner, as well as a precious metals bullion producer.  Currently, the Company is processing customer’s material at the refinery and has secured a long term contract with a major silver producer and is in continuing discussions regarding the processing of additional material.

At period end the Company had working capital of over $9.86 million but no significant source of revenue from operations and its ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The advancements in permitting and engineering on the Company’s 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

The Company was named as the defendant in a lawsuit commenced by MFC Bancorp Ltd. that claimed $50,000 was payable to it by the Company.  The Company settled this claim for $20,000 in the period ended May 31, 2005.

Additional information is provided in the Company’s audited consolidated financial statements for the years ended February 28, 2005, February 29, 2004 and prior years.  Information Circulars and Annual Information Forms are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements.  The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management’s analysis only as of the date hereof.  Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

“Mari-Ann Green”

“J. Paul Farquharson”

Mari-Ann Green

     J. Paul Farquharson

Chairman, CEO

     CFO

October 12, 2005